SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 13, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release – **AngloGold Ashanti announces changes to its Board**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA

13 February 2007

AngloGold Ashanti announces changes to its Board

AngloGold Ashanti is pleased to announce the appointment of a new member to its Board of Directors.

Sipho Pityana was appointed to the AngloGold Ashanti board with effect from 13 February 2007. He is the executive chairman of Izingwe Holdings (Proprietary) Limited and has occupied strategic roles in both the public and private sectors, including the positions of director general of the national departments of Labour and Foreign Affairs. He was formerly a senior executive of Nedbank and is currently a non-executive director of several companies including Bytes Technology Group (BTG), African Oxygen (Afrox), Munich Re and Aberdare Cables.

Russell Edey, Chairman of the Board of Directors, commented: "We welcome Sipho Pityana to our board and look forward to the contribution that he will doubtless make to the success and sound governance of AngloGold Ashanti".

Simultaneously, AngloGold Ashanti announces the resignation from its Board of Dr Sam Jonah with immediate effect. The Board has expressed its gratitude to Dr Jonah for the contribution that he has made to the Board.

ENDS

Queries

South Africa	Tel:	Mobile:	E-mail:
Steve Lenahan	+27 (0) 11 637 6284	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com

Disclaimer



DIRECTORATE CHANGES

The following changes have taken place to the board of AngloGold Ashanti Limited:

Name	Nature of Change
Mr Sipho Mila Pityana	Appointed as a non-executive director effective 13 February 2007
Dr Samuel Esson Jonah	Resigned as a non-executive director effective 12 February 2007

Taking account of the above the board of directors should read as follows:

Directors			Alternate Directors	
Mr R P Edey	(Chairman)	(British)		
Dr T J Motlatsi	(Deputy Chairman)			
Mr R M Godsell	(Chief Executive Officer)			
Mr F B Arisman		(American)		
Mr R E Bannerman		(Ghanaian)		
Mrs E le R Bradley				
Mr C B Brayshaw				
Mr R Carvalho Silva		(Brazilian)		
Mr R Médori		(French)	Mr P.G. Whitcutt	
Mr J H Mensah		(Ghanaian)		
Mr W A Nairn			Mr A.H. Calver	(British)
Mr N F Nicolau				
Prof. L W Nkuhlu				
Mr S M Pityana				
Mr S R Thompson		(British)		
Mr A J Trahar				
Mr S Venkatakrishnan		(British)		

12 February 2007

JSE Sponsor – UBS



Note for Editors

SUMMARY OF CURRICULUM VITAE OF SIPHO MILA PITYANA

CORPORATE BOARDS
- Executive Chairperson: Izingwe Holdings (Pty) Ltd
- Independent Non-Executive Director: African Oxygen Limited (AFROX)(JSE)
- Non-Executive Director: Bytes Technology Group (BTG) (JSE)
- Independent Non-Executive Director: Munich Reinsurance Company of Africa Limited
- Non-Executive Chairperson: Onelogix Group Limited (ALT-EX))
- Non-Executive Vice Chairperson: Aberdare Cables
- Non-Executive Chairperson: Riscura Solutions (Pty) Ltd

Previous Corporate Boards/Organisations
- Executive Director: Nedcor Investment Bank Holdings
- Managing Director: Nedbank Corporate (Strategic Business Development)
- Non-Executive Director: Spescom Board
- Non-Executive Director Southern Oil Exploration Corporation (SOEKOR) – Now PetroSA

BUSINESS ORGANISATIONS
- Black Business Executive Circle (BBEC)
- Millennium Labour Council (MLC)
- NEPAD Business Group Steering Committee
- Black Management Forum
- Founding trustee of the Business Trust (Business Initiative to generate employment creation)

GOVERNMENT
- Chairperson: Mandela Bay Development Agency (MBDA)
- Chairperson: National Student Financial Aid Scheme (NSFAS)
- Member of the Human Science Research Council Board (HSRC)

Previous Public Sector Roles/ Boards/Organisations
- Directors General: Departments of Labour and Foreign Affairs
- International Marketing Council (Promoting South Africa as an investment destination abroad)
- Chairperson: Johannesburg World Summit Company (JOWSCO)
- National Economic Development & Labour Council (NEDLAC)
- Governing Body of the Commission for Conciliation Mediation and Arbitration (CCMA)
- Graduate School of Business (University of Cape Town)

TERTIARY EDUCATION

Master of Science (London)
Bachelor of Arts (Honours) (Essex)

ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 13, 2007

By: /s/ L Eatwell
Name: Lynda Eatwell
Title: Company Secretary